Exhibit 1

MI Developments Inc. 455 Magna Drive Aurora, Ontario, Canada L4G 7A9 Tel: 905-713-6322 Fax: 905-713-6332

MI DEVELOPMENTS NOTICE OF

RELEASE OF FOURTH QUARTER AND 2008 RESULTS

AND ANNUAL MEETING

Aurora, Ontario, Canada, March 19, 2009  — MI Developments Inc. (“MID”) (TSX: MIM.A, MIM.B; NYSE: MIM) will announce its financial results for the fourth quarter and year ended December 31, 2008 on Friday, March 27, 2009 before the opening of the market.

MID will hold its annual shareholders’ meeting on May 8, 2009 in Toronto. MID has set a record date of March 31, 2009 for the determination of shareholders entitled to notice of, and to vote at, the meeting.

About MID

MID is a real estate operating company focusing primarily on the ownership, leasing, management, acquisition and development of a predominantly industrial rental portfolio for Magna International Inc. and its subsidiaries in North America and Europe. MID also acquires land that it intends to develop for mixed-use and residential projects. MID holds a controlling interest in Magna Entertainment Corp. (“MEC”), North America’s number one owner and operator of horse racetracks, based on revenue, and one of the world’s leading suppliers, via simulcasting, of live horse racing content to the growing intertrack, off-track and account wagering markets.  On March 5, 2009, MEC and certain of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware.

For further information about this press release, please contact Richard Smith, MID’s Executive Vice-President and Chief Financial Officer, at 905-726-7507.